RESORTS WORLD BHD.
(Incorporated in Malaysia under Company No: 58019-U)

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur.
P. O. Box 12745, 50788 Kuala Lumpur, Malaysia.
Tel: 03-21613833, 20323833 Fax: 03-21615304
Telex: MA 30022 Cable: Gentotel-Kuala Lumpur

25 November 2005

05013015

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

FAX/COURIER

Dear Sirs

SUPPL

RESORTS WORLD BHD.
EXEMPTION NO. 82-3229

We enclose a copy of the Third Quarterly Report comprising the condensed unaudited Income Statement, Balance Sheet, Statement of Changes in Equity, Cash Flow Statement and Explanatory Notes for the third quarter ended 30 September 2005 for filing pursuant to exemption no. 82-3229 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

Yours sincerely
RESORTS WORLD BHD.

TAN WOOI MENG
Group Company Secretary

Encls...
F:\USERS\SEC\ROZITA\LETTERS\SECDCF.USA.doc

dlw 12/5

Form Version 2.0

Financial Results

Ownership transfer to **RESORTS WORLD** on **25/11/2005 05:38:20 PM**
Submitted by **RESORTS WORLD** on **25/11/2005 06:57:35 PM**
Reference No **RW-051125-4F1D9**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**RESORTS WORLD BHD**
* Stock name	:	**RESORTS**
* Stock code	:	**4715**
* Contact person	:	**TAN WOOI MENG**
* Designation	:	**GROUP COMPANY SECRETARY**

Part A1 : QUARTERLY REPORT

* **Quarterly report for the financial period ended** : **30/09/2005**
* **Quarter** : ○ **1 Qtr** ○ **2 Qtr** ● **3 Qtr** ○ **4 Qtr** ○ **Other**
* **Financial Year End** : **31/12/2004**
* **The figures** : ○ **have been audited** ● **have not been audited**

Please attach the full Quarterly Report here:

RWG-ANN3Q05.pc

Remarks:

Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

Summary of Key Financial Information for the financial period ended
*** 30/09/2005**

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER *	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE *	PRECEDING YEAR CORRESPONDING PERIOD
		30/09/2005	30/09/2004	30/09/2005	30/09/2004
		[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	Revenue	932,219	657,031	2,772,366	2,129,828
2	Profit/(loss) before tax	372,589	260,586	1,036,280	764,059

3	Profit/(loss) after tax and minority interest	274,981	208,501	802,495	558,575
4	Net profit/(loss) for the period	274,981	208,501	802,495	558,575
5	Basic earnings/(loss) per share (sen)	25.18	19.10	73.50	51.16
6	Dividend per share (sen)	0.00	0.00	10.00	9.00

		AS AT END OF CURRENT QUARTER *	AS AT PRECEDING FINANCIAL YEAR END
7	Net tangible assets per share (RM)	4.9600	4.3500

Remarks :

Note: For full text of the above announcement, please access the Bursa Malaysia website at www.bursamalaysia.com

Part A3 : ADDITIONAL INFORMATION

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER*	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE*	PRECEDING YEAR CORRESPONDING PERIOD
		30/09/2005	30/09/2004	30/09/2005	30/09/2004
		[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	Profit/(Loss) from operations	332,539	210,021	1,000,177	759,685
2	Gross interest income	3,119	5,564	8,774	13,335
3	Gross interest expense	7,864	17,387	28,189	49,916

Remarks :

Note: The above information is for the Exchange internal use only.

RESORTS WORLD BHD

(Incorporated in Malaysia under Company No. 58019-U)
Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur. P.O. Box 10937
50930 Kuala Lumpur, Malaysia. Tel: 03-21612288/23332288, Fax: 03-21615304 Telex: MA 30022.
Website: http://www.genting.com.my

THIRD QUARTERLY REPORT

Quarterly report on consolidated results for the financial period ended 30 September 2005. The figures have not been audited.

CONDENSED CONSOLIDATED INCOME STATEMENTS FOR THE FINANCIAL PERIOD ENDED 30 SEPTEMBER 2005

	UNAUDITED INDIVIDUAL QUARTER		UNAUDITED CUMULATIVE PERIOD	
	Current year quarter	Preceding year corresponding quarter	Current year-to-date	Preceding year corresponding period
	30.9.2005	30.9.2004	30.9.2005	30.9.2004
	RM'000	RM'000	RM'000	RM'000
Revenue	932,219	657,031	2,772,366	2,129,828
Cost of sales	(560,435)	(402,767)	(1,667,654)	(1,268,080)
Gross profit	371,784	254,264	1,104,712	861,748
Other income	11,005	3,546	39,819	22,359
Other expenses	(50,250)	(47,789)	(144,354)	(124,422)
Profit from operations	332,539	210,021	1,000,177	759,685
Finance cost	(7,959)	(17,387)	(28,284)	(50,061)
Share of results in associates	48,009	67,952	64,387	54,435
Profit from ordinary activities before taxation	372,589	260,586	1,036,280	764,059
Taxation	(97,704)	(52,181)	(234,071)	(205,770)
Profit from ordinary activities after taxation	274,885	208,405	802,209	558,289

CONDENSED CONSOLIDATED INCOME STATEMENTS
FOR THE FINANCIAL PERIOD ENDED 30 SEPTEMBER 2005

	UNAUDITED INDIVIDUAL QUARTER		UNAUDITED CUMULATIVE PERIOD	
	Current year quarter	Preceding year corresponding quarter	Current year-to-date	Preceding year corresponding period
	30.9.2005	30.9.2004	30.9.2005	30.9.2004
	RM'000	RM'000	RM'000	RM'000
Minority shareholders' interest	96	96	286	286
Net profit for the period	274,981	208,501	802,495	558,575
Basic earnings per share (sen)	25.18	19.10	73.50	51.16
Diluted earnings per share (sen)	25.16	19.10	73.49	51.16

(The Condensed Consolidated Income Statements should be read in conjunction with the audited Financial Statements for the financial year ended 31 December 2004.)

RESORTS WORLD BHD
CONDENSED CONSOLIDATED BALANCE SHEET

	Unaudited As at end of current period 30.9.2005 RM'000	Audited As at preceding year end 31.12.2004 RM'000
NON - CURRENT ASSETS		
Property, plant and equipment	3,490,902	3,383,861
Land held for property development	186,117	186,117
Associates	2,141,503	2,070,339
Other long term assets	265,899	20,563
CURRENT ASSETS		
Inventories	49,887	47,340
Trade and other receivables	124,471	112,569
Amount due from other related companies	10,986	3,853
Amount due from associates	1,066	3,473
Short term investments	316,563	374,002
Bank balances and deposits	416,003	371,948
	918,976	913,185
LESS CURRENT LIABILITIES		
Trade and other payables	498,422	507,498
Amount due to holding company	7,980	12,902
Amount due to other related companies	33,034	21,508
Amount due to associates	-	14,407
Short term borrowings	438,723	414,343
Taxation	79,625	38,518
Dividend payable	78,613	-
	1,136,397	1,009,176
NET CURRENT LIABILITIES	(217,421)	(95,991)
	5,867,000	5,564,889
SHARE CAPITAL	545,923	545,922
RESERVES	4,863,266	4,207,114
SHAREHOLDERS' EQUITY	5,409,189	4,753,036
MINORITY INTERESTS	8,623	8,910
LONG TERM LIABILITIES		
Long term borrowings	230,929	580,688
Other long term liabilities	62,444	65,059
Deferred taxation	155,815	157,196
TOTAL LONG TERM LIABILITIES	449,188	802,943
	5,867,000	5,564,889
NET TANGIBLE ASSETS PER SHARE (RM)	4.96	4.35

(The Condensed Consolidated Balance Sheet should be read in conjunction with the audited Financial Statements for the financial year ended 31 December 2004.)

RESORTS WORLD BHD

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE FINANCIAL PERIOD ENDED 30 SEPTEMBER 2005

		← Non-Distributable →		Distributable	
	Share Capital RM'000	**Share Premium RM'000**	**Other Reserves RM'000**	**Unappropriated Profit RM'000**	**Total RM'000**
Balance at 1 January 2004	545,922	33,333	6,796	3,559,314	4,145,365
Net profit for the financial period	-	-	-	558,575	558,575
Appropriation:					
Final dividends paid for the year ended 31 December 2003 (9.5 sen less 28% income tax)	-	-	-	(74,682)	(74,682)
Interim dividend declared for the financial year ending 31 December 2004 (9.0 sen less 28% income tax)	-	-	-	(70,751)	(70,751)
Other movement during the period	-	-	(2,320)	-	(2,320)
Balance at 30 September 2004	**545,922**	**33,333**	**4,476**	**3,972,456**	**4,556,187**
Balance at 1 January 2005	545,922	33,333	6,546	4,167,235	4,753,036
Net profit for the financial period	-	-	-	802,495	802,495
Appropriation:					
Final dividends paid for the year ended 31 December 2004 (11.0 sen less 28% income tax)	-	-	-	(86,474)	(86,474)
Interim dividend declared for the financial year ending 31 December 2005 (10.0 sen less 28% income tax)	-	-	-	(78,613)	(78,613)
Other movement during the period	1	24	18,720	-	18,745
Balance at 30 September 2005	**545,923**	**33,357**	**25,266**	**4,804,643**	**5,409,189**

(The Condensed Consolidated Statements of Changes in Equity should be read in conjunction with the audited Financial Statements for the financial year ended 31 December 2004.)

RESORTS WORLD BHD
CONDENSED CONSOLIDATED CASH FLOW STATEMENT
FOR THE FINANCIAL PERIOD ENDED 30 SEPTEMBER 2005

	Unaudited Current Year-To-Date 30.9.2005 RM'000	Unaudited Preceding Year-To-Date 30.9.2004 RM'000
CASH FLOWS FROM OPERATING ACTIVITIES		
Profit from ordinary activities before taxation	1,036,280	764,059
Adjustments for:		
Depreciation of property, plant and equipment	172,662	148,592
Interest expense	28,189	49,916
Interest income	(8,774)	(13,335)
Share of results in associates	(64,387)	(54,435)
Gain on disposal of short term investment	(113,333)	(557)
Gain on disposal of investment in a subsidiary	(9,191)	-
Additional gain from disposal of investment	(9,000)	-
Other non-cash items and adjustments	(594)	366
	(4,428)	130,547
Operating profit before working capital changes	1,031,852	894,606
Net change in current assets	(24,365)	(28,521)
Net change in current liabilities	19,999	(21,714)
	(4,366)	(50,235)
Cash generated from operations	1,027,486	844,371
Net tax paid	(191,029)	(205,008)
Retirement gratuities paid	(1,078)	(70,665)
Other net operating receipts	1,001	3,055
	(191,106)	(272,618)
Net Cash Generated From Operating Activities	836,380	571,753
CASH FLOWS FROM INVESTING ACTIVITIES		
Property, plant and equipment	(316,108)	(198,372)
Investment in associates	-	(3,238)
Other investments	16,624	(47,501)
Net Cash Used In Investing Activities	(299,484)	(249,111)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from issuance of shares	26	-
Dividend paid	(86,474)	(74,682)
Interest paid	(28,262)	(47,943)
Repayment of borrowings	(339,055)	-
Borrowings from financial institutions	19,000	43,890
Net Cash Used In Financing Activities	(434,765)	(78,735)
NET INCREASE IN CASH AND CASH EQUIVALENTS	102,131	243,907
CASH AND CASH EQUIVALENTS AT BEGINNING OF FINANCIAL PERIOD	630,357	679,959
CASH AND CASH EQUIVALENTS AT END OF FINANCIAL PERIOD	732,488	923,866
<u>**ANALYSIS OF CASH AND CASH EQUIVALENTS**</u>		
Bank balances and deposits	416,003	430,241
Money market instruments (included in short term investments)	316,485	493,625
CASH AND CASH EQUIVALENTS AT END OF FINANCIAL PERIOD	732,488	923,866

(The Condensed Consolidated Cash Flow Statement should be read in conjunction with the audited Financial Statements for the financial year ended 31 December 2004.)

RESORTS WORLD BHD
NOTES TO THE INTERIM FINANCIAL REPORT - THIRD QUARTER ENDED 30 SEPTEMBER 2005

Part I: Compliance with Financial Reporting Standard (FRS) 134 (formerly known as MASB 26)

a) Accounting Policies and Methods of Computation

The interim financial report is unaudited and has been prepared in accordance with Financial Reporting Standard (FRS) 134: Interim Financial Reporting (formerly known as MASB 26) and paragraph 9.22 of the Bursa Malaysia Securities Berhad ("Bursa Malaysia") Listing Requirements.

The interim financial report should be read in conjunction with the audited financial statements of the Group for the financial year ended 31 December 2004. The accounting policies and methods of computation adopted for the interim financial statements are consistent with those adopted for the annual audited financial statements for the financial year ended 31 December 2004 as well as any new accounting standards that are effective and applicable in the current financial year.

b) Disclosure of Audit Report Qualification and Status of Matters Raised

The audit report of the Group's annual financial statements for the year ended 31 December 2004 was not qualified.

c) Seasonal or Cyclical Factors

The business operations of the Group's leisure and hospitality division are subject to seasonal fluctuations. The results are affected by major festive seasons and holidays.

d) Unusual Items Affecting Assets, Liabilities, Equity, Net Income or Cash Flow

There has not arisen in the current financial period ended 30 September 2005 of any nature and amount of items affecting assets, liabilities, equity, net income, or cash flows that are unusual because of their nature, size, or incidence other than the gain arising from the disposal of short term investment amounting to RM113.3 million as disclosed in Note 7, Part II of this financial report.

e) Material Changes in Estimates

There were no major changes in estimates of amounts reported in prior interim periods of the current financial period ended 30 September 2005 or that of prior financial years.

f) Changes in Debt and Equity Securities

The Company issued 3,000 new ordinary shares of 50 sen each, for cash, arising from the exercise of options granted under the Executive Share Option Scheme at an exercise price of RM8.50 per ordinary share during the current financial period ended 30 September 2005.

g) Dividends Paid

Dividend paid for the current financial year-to-date is as follows:

	RM'000
Final dividend paid on 25 July 2005 for the year ended 31 December 2004 11.0 sen less 28% tax per ordinary share of RM0.50 each	86,474

h) *Segment Information*

Segment analysis for the financial period ended 30 September 2005 is set out below:

	Leisure & Hospitality RM' 000	Property RM' 000	Others RM' 000	Eliminations RM' 000	Total RM' 000
Revenue					
External	2,523,627	5,556	243,183	-	2,772,366
Inter segment	871	5,458	36,895	(43,224)	-
	2,524,498	11,014	280,078	(43,224)	2,772,366
Results					
Segment profit	848,411	2,683	140,309	-	991,403
Interest income					8,774
Finance cost					(28,284)
Share of results in associates					64,387
Profit from ordinary activities before taxation					1,036,280
Taxation					(234,071)
Profit from ordinary activities after taxation					802,209
Minority shareholders' interest					286
Net profit for the period					802,495

i) *Valuation of Property, Plant and Equipment*

There was no valuation of property, plant and equipment since the last financial year ended 31 December 2004.

j) *Material Events Subsequent to the end of Financial Period*

Other than the corporate proposals as reported in Note 8 of Part II of this interim financial report, there were no other material events subsequent to the end of the current financial period ended 30 September 2005 that have not been reflected in this interim financial report.

k) *Changes in the Composition of the Group*

There have been no material changes in the composition of the Group for the current financial period ended 30 September 2005.

l) Changes in Contingent Liabilities or Contingent Assets

There were no material changes in the contingent liabilities or contingent assets since the last financial year ended 31 December 2004 except for the following contingent asset as disclosed below:

Contingent Asset

Resorts World Limited ("RWL"), an indirect wholly-owned subsidiary of the Company, had in November 2000 disposed its interest of 10.3 million shares of NCL Holding ASA to Arrasas Limited ("Arrasas"), a wholly-owned subsidiary of Star Cruises Limited, which in turn is a 36% associate of the Group, at Norwegian Kroner ("NOK") 15 per share. The valuation proceedings at the Oslo City Court, ongoing since October 2001, culminated in the valuation court's decision on 5 December 2003, which fixed the redemption price at NOK 25 per share. On 8 January 2004, Arrasas appealed the decision. On 28 June 2005, the Appeal Court ruled that the redemption price for the shares is fixed at NOK16.50 per share.

Consequently, the Group has received an additional payment for the disposal of the above-mentioned investment amounting to USD2.4 million (approximately RM9.0 million) on 15 August 2005 and the additional gain was recognised in the financial statements for the quarter ended 30 June 2005.

m) Capital Commitments

Capital commitments not provided for in the financial statements as at 30 September 2005 are as follows:

	RM'000
Authorised property, plant and equipment expenditure not provided for in the financial statements :	
- contracted	149,213
- not contracted	357,745
	506,958

ADDITIONAL INFORMATION REQUIRED BY BURSA MALAYSIA – THIRD QUARTER ENDED 30 SEPTEMBER 2005

Part II : Compliance with Appendix 9B of Bursa Malaysia Listing Requirements

1) Review of Performance

The results of the Group are tabulated below:

	INDIVIDUAL QUARTER			PRECEDING QUARTER		FINANCIAL YEAR TO DATE		
	3Q2005 RM'Mil	3Q2004 RM'Mil	% +/-	2Q2005 RM'Mil	% +/-	2005 RM'Mil	2004 RM'Mil	% +/-
Revenue								
Leisure & Hospitality	**927.5**	652.9	*+42*	803.1	*+15*	**2,523.6**	2,109.7	*+20*
Property	**1.6**	2.0	*-20*	2.3	*-30*	**5.6**	5.5	*+2*
Proceeds from sale of quoted shares	-	-	-	228.8	*->100*	**228.8**	0.9	*+>100*
Others	**3.1**	2.1	+48	3.2	-3	**14.4**	13.7	*+5*
	932.2	657.0	*+42*	1,037.4	*-10*	**2,772.4**	2,129.8	*+30*
Profit Before Tax								
Leisure & Hospitality	**321.6**	203.0	*+58*	262.5	*+23*	**848.4**	740.4	*+15*
Property	**0.8**	0.9	*-11*	1.1	*-27*	**2.7**	2.5	*+8*
Others	**7.1**	0.6	*+>100*	132.3	*-95*	**140.3**	3.5	*+>100*
	329.5	204.5	*+61*	395.9	*-17*	**991.4**	746.4	*+33*
Interest income	**3.1**	5.5	*-44*	2.7	*+15*	**8.8**	13.3	*-34*
Finance cost	**(8.0)**	(17.3)	*+54*	(9.2)	*+13*	**(28.3)**	(50.0)	*+43*
Share of results in associates	**48.0**	67.9	*-29*	10.2	*+>100*	**64.4**	54.4	*+18*
Profit before tax	**372.6**	260.6	*+43*	399.6	*-7*	**1,036.3**	764.1	*+36*

The Group registered revenue and profit before tax of RM932.2 million and RM372.6 million respectively for the current quarter. There is an increase of 42% and 43% respectively compared to the previous year's corresponding quarter.

The increase in the current quarter's revenue and profit before tax are mainly attributable to better underlying performance in the leisure and hospitality segment which was mainly due to higher visitor arrivals and increased volume of the gaming business. However, this was reduced by the lower share of profit by RM19.9 million from the associate, Star Cruises Limited ("SCL").

The Group registered revenue and profit before tax of RM2,772.4 million and RM1,036.3 million respectively for the current financial period ended 30 September 2005. There is an increase of 30% and 36% respectively compared to the previous year's corresponding period.

The increase in the current financial period's revenue is mainly attributable to the better underlying performance in the leisure and hospitality segment which was due to higher visitor arrivals and increased volume of the gaming business. This was further improved by the disposal of equity interest in London Clubs International plc. ("LCI") for a consideration of RM228.8 million during the financial period.

The increase in the current financial period's profit before taxation is mainly attributable to:

a) Better underlying performance in the leisure and hospitality segment as mentioned above;
b) Gain arising from the disposal of equity interest in LCI amounting to RM113.3 million;
c) Gain arising from disposal of Geremi Limited, a subsidiary, amounting to RM9.1 million;
d) Additional gain from the disposal of NCL Holdings ASA amounting to RM9.0 million as disclosed in Note (*l*) of Part 1 of this quarterly report; and
e) SCL contributed higher share of profits amounting to RM63.4 million in the current financial period as compared to share of profits of RM54.4 million respectively in the previous year's corresponding financial period.

2) ***Material Changes in Profit Before Taxation for the Current Quarter as compared with the Immediate Preceding Quarter***

The Group registered a profit before tax of RM372.6 million in the current quarter as compared to RM399.6 million in the preceding quarter.

The higher profit in the previous quarter was mainly due to:

a) Gain from disposal of equity interest in LCI amounted to RM113.3 million;
b) Gain arising from disposal of Geremi Limited, a subsidiary, amounting to RM9.1 million; and
c) Additional gain from the disposal of NCL Holdings ASA amounting to RM9.0 million as disclosed in Note (*l*) of Part 1 of this quarterly report.

Excluding the effect of the gains from the above disposals, the profit for the quarter improved by 39% due to better underlying performance in the leisure and hospitality segment as a result of increased volume of the gaming business.

3) ***Prospects***

In line with the Government's continuing policy to promote Malaysia as an international tourist destination and barring unforeseen circumstances, the Group's performance is expected to be satisfactory for the remaining period of the year.

4) ***Variance of Actual Profit from Forecast Profit***

The Group did not issue any profit forecast or profit guarantee for the year.

5) ***Taxation***

Taxation charges for the current quarter and current financial period ended 30 September 2005 are as follows:

	Current quarter RM'000	Current financial period ended 30 September 2005 RM'000
Current Taxation		
Malaysian taxation	86,590	235,418
Deferred Taxation	1,365	708
	87,955	236,126
Share of tax in associates	2,162	3,630
	90,117	239,756
Under / (Over) provision in respect of prior years		
Income taxation	598	(3,595)
Deferred taxation	6,989	(2,090)
	97,704	234,071

The effective tax rate of the Group for the current quarter, before the adjustment of taxation in respect of prior years, is lower than the statutory income tax rate mainly due to the share of results in associates, which are mainly derived from income not subject to Malaysian income tax.

The effective tax rate of the Group for the current financial period, before the adjustment of taxation in respect of prior years, is lower mainly due to gain from disposal of short term investments and the share of results in associates which are mainly derived from income not subject to Malaysian income tax.

6) ***Profit on Sale of Unquoted Investments and/or Properties***

The results for the current quarter and current financial period ended 30 September 2005 do not include any profit or loss on sale of unquoted investments and properties which are not in the ordinary course of business.

7) ***Quoted Securities other than Securities in Existing Subsidiary and Associates***

(a) The dealings in quoted securities for the current quarter and financial period ended 30 September 2005 are as follows:

	Current quarter RM'000	Current financial period ended 30 September 2005 RM'000
Total purchases at cost	-	246,327
Total disposal proceeds	-	228,847
Total gain on disposals	-	113,333

(b) The details of the investments in quoted shares exclude the investments in subsidiary companies and associates as at 30 September 2005 are set out below:

	RM'000
Total investments at cost	246,406
Total investments at book value	246,406
Total investments at market value	334,853

8) ***Status of Corporate Proposals Announced***

(i) On 2 June 2004, the Company announced that Genting Irama Sdn Bhd ("GISB"), a wholly-owned subsidiary of the Company, had signed a Joint Venture Agreement ("JVA") with INTI Higher Learning Centre Sdn Bhd ("IHLC"), to establish a joint venture company for the purpose of operating a college to be named as Kolej Antarabangsa Genting INTI. Genting INTI Education Sdn Bhd was incorporated on 21 July 2004 with an issued and paid-up share capital of 200,000 ordinary shares of RM1.00 each, which are held in equal shares by GISB and IHLC.

On 31 May 2005, the Company announced that Genting INTI Education Sdn Bhd had on 30 May 2005 increased its issued and paid-up share capital by allotting at par 2,800,000 ordinary shares of RM1/- each. GISB has subscribed for an additional 950,000 ordinary shares of RM1/- each in Genting INTI Education Sdn Bhd, resulting in GISB holding 1,050,000 ordinary shares of RM1/- each representing 35% of the enlarged issued and paid-up share capital of Genting INTI Education Sdn Bhd.

On 7 October 2005, Genting INTI Education Sdn. Bhd. commenced its operation upon the approval of its education license from the Ministry of Education.

Other than the above, there were no other corporate proposals announced but not completed as at 18 November 2005.

9) *Group Borrowings and Debt Securities*

The details of the Group's borrowings are as set out below:

		As at 30 September 2005	
		Foreign currency '000	**RM Equivalent '000**
Short term borrowings	Unsecured	USD116,388	438,723
Long term borrowings	Unsecured	USD61,263	230,929
			669,652

10) *Off Balance Sheet Financial Instruments*

As at 18 November 2005, the Group has the following off balance sheet financial instruments:

(a) Foreign Currency Contracts

Currency	Contract Amounts '000	Transaction Date	Expiry Date
US Dollars	24,838	21/03/2005	25/11/05 to 12/12/2005
US Dollars	367	11/11/2005	25/11/2005
US Dollars	891	16/11/2005	28/11/2005
Total	26,096		

As the above foreign currency contracts are entered into to cover the Group's commitments in foreign currencies, the contracted rates will be used to translate the underlying foreign currency transactions into Ringgit Malaysia. The above contracts are entered into with licensed banks.

(b) USD Interest Rate Swap ("IRS")

(i) On 25 April 2001, the Group had drawndown a loan amounting to USD200 million which was subjected to a floating interest rate based on LIBOR. Of these amounts, USD40 million was repaid on 25 April 2003 and a further USD80 million was repaid on 25 April 2005. The balance outstanding on this loan amounts to USD80 million.

The outstanding IRS agreements entered into by the Group in respect of the loan are as follows:

Transaction Date	Effective Date of Commencement	Maturity Dates	Outstanding Contract Amounts USD '000
13 August 2001	25 October 2001	25 April 2006	12,000
16 August 2001	25 October 2001	25 April 2006	12,000
22 August 2001	25 October 2001	25 April 2006	8,000
30 August 2001	25 October 2001	25 April 2006	8,000
8 May 2002	25 July 2002	25 April 2006	10,000
24 July 2003	25 October 2003	25 April 2006	30,000
Total			80,000

The above swaps effectively fix the interest rate payable on that tranche of the loan from the respective effective dates of commencement of contracts and up to their respective maturity dates as set out above.

(ii) On 27 November 2002, the Group had drawndown a loan amounting to USD53 million which was subjected to a floating interest rate based on LIBOR. On 29 November 2004, USD13.25 million was repaid. The balance outstanding on this loan amounts to USD39.75 million.

The outstanding IRS agreements entered into by the Group in respect of the loan are as follows:

Transaction Date	Effective Date of Commencement	Maturity Dates	Outstanding Contract Amounts USD '000
11 June 2003	27 May 2003	28/11/2005 to 27/11/2007	19,101
16 January 2004	28 May 2004	28/11/2005 to 27/11/2007	20,649
Total			39,750

The above IRS effectively swap the interest rate payable from floating rate to floating rate in arrears subjected to a cap on the LIBOR of 5% per annum from the respective effective dates of commencement of contracts and up to their respective maturity dates.

(iii) On 24 November 2003 and 11 December 2003, the Group had drawndown total loans amounting to USD46.35 million which were subjected to floating interest rates based on LIBOR.

Subsequently, the Group entered into IRS agreements as follows:

Transaction Date	Effective Date of Commencement	Maturity Dates	Outstanding Contract Amounts USD '000
12 April 2004	24 May 2004	25/11/2005 to 24/11/2008	18,000
12 April 2004	11 June 2004	12/12/2005 to 11/12/2008	5,175
13 April 2004	24 May 2004	25/11/2005 to 24/11/2008	18,000
07 May 2004	11 June 2004	12/12/2005 to 11/12/2008	5,175
Total			46,350

The above swaps effectively fix the interest rate payable on that tranche of the loan from the respective effective dates of commencement of contracts and up to their respective maturity dates as set out above.

These instruments are executed with creditworthy financial institutions and the Directors are of the view that the possibility of non-performance by these financial institutions is remote on the basis of their financial strength.

The Group uses derivative financial instruments including interest rate swap and currency swap agreements in order to limit the Group's exposure in relation to its underlying debt instruments resulting from adverse fluctuations in interest rates or foreign currency exchange rates and to diversify sources of funding. The related interest differentials under the swap agreements are recognised over the terms of the agreements as interest expense.

11) Changes in Material Litigation

There are no pending material litigations as at 18 November 2005.

12) Dividend Proposed or Declared

(a) No interim dividend has been proposed or declared for the current quarter ended 30 September 2005.

(b) Total dividend for the current financial year-to-date was an interim dividend of 10.0 sen per ordinary share of 50 sen each, less 28% tax which was paid on 25 October 2005.

13) Earnings per share ("EPS")

(a) The earnings used as the numerator in calculating basic and diluted earnings per share for the current quarter and financial period ended 30 September 2005 are as follows:

	Current quarter RM'000	Current financial period ended 30 September 2005 RM'000
Net profit for the period (used as numerator for the computation of Basic and Diluted EPS)	**274,981**	**802,495**

(b) The weighted average number of ordinary shares used as the denominator in calculating basic and diluted earnings per share for the current quarter and financial period ended 30 September 2005 are as follow:

	Current Quarter	Current financial period ended 30 September 2005
	Number of shares	Number of shares
Weighted average number of ordinary shares in issue (used as denominator for the computation of Basic EPS)	1,091,846,334	1,091,844,838
Adjustment for share options granted under the Executive Share Option Scheme For Eligible Executives of Resorts World Bhd	1,102,399	93,272
Weighted average number of ordinary shares in issue (used as denominator for the computation of Diluted EPS)	1,092,948,733	1,091,938,110

TAN SRI LIM KOK THAY
Chairman, President and Chief Executive
RESORTS WORLD BHD

25 November 2005